

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Mr. Gerard G. Gorman
Senior VP, Finance and Business Development,
  and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, New Jersey 07950

>   **Re: Immunomedics, Inc.**
>   **Form 10-K for the Year Ended June 30, 2010**
>   **Filed on August 26, 2010**
>   **File No. 000-12104**

Dear Mr. Gorman:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Balance Sheets, page 47

1. You disclose that you have a majority ownership interest in IBC Pharmaceuticals, Inc. of 73.26%. Please tell us why you do not report the noncontrolling interest in your subsidiary separately from your equity in your consolidated balance sheets. Refer to ASC 810-10-55-4I.

Consolidated Statements of Operations and Comprehensive Income, page 48

2. Tell us why you do not present the consolidated net income or loss attributable to your noncontrolling interest in IBC Pharmaceuticals separately on the face of your consolidated statements of operations. Refer to ASC 810-10-55-4J.

3. Please provide us proposed disclosure to be included in future filings of all disclosures required by ASC 810-10-65.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant